EXHIBIT 21

SYPRIS SOLUTIONS, INC.

SUBSIDIARIES OF THE COMPANY

The Company’s subsidiaries as of December 31, 2003 are as follows:

(1)	Sypris Test & Measurement, Inc., a Delaware corporation.

(2)	Sypris Electronics, LLC, a Delaware limited liability company.

(3)	Sypris Data Systems, Inc., a Delaware corporation.

(4)	Sypris Technologies, Inc., a Delaware corporation.

(5)	Sypris Technologies Marion, LLC, a Delaware limited liability company.